UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-4996

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLTEL Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

ALLTEL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2002 and 2001

WITH REPORT OF INDEPENDENT AUDITORS

ALLTEL CORPORATION 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2002 and 2001
Page
Reports of Independent Auditors	1 - 2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	4

Notes to Financial Statements and Supplemental Schedule	5 - 12

Supplemental Schedule:
Schedule I: Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002	13

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the

     ALLTEL Corporation 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of ALLTEL Corporation 401(k) Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2001, and for the year then ended were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated April 24, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 24, 2003

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the

     ALLTEL Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the ALLTEL Corporation 401(k) Plan (the "Plan", formerly the ALLTEL Corporation Thrift Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of ALLTEL Corporation in its capacity as administrator of the Plan (the "Administrator"). Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets Held for Investment Purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Little Rock, Arkansas,

April 24, 2002.

ALLTEL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2002	2001
ASSETS:

Investments, at fair value (Schedule I and Note 2):
ALLTEL Corporation common stock	$ 95,138,256	$115,623,068
Mutual investment funds	312,308,517	349,846,261
Money market funds	70,064,603	61,681,323
Participant loans	14,927,091	13,407,355
Total investments	492,438,467	540,558,007

Receivables:
Employer's contribution	15,815,987	16,746,618
Accrued interest and dividends	654,472	642,792
Due from broker	579,529	-
Total receivables	17,049,988	17,389,410

Total assets	509,488,455	557,947,417

LIABILITIES:
Due to broker	194,180	131,775

NET ASSETS AVAILABLE FOR BENEFITS	$509,294,275	$557,815,642

The accompanying notes are an integral part of these statements.

ALLTEL CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2002

ADDITIONS:
Investment income (loss):
Dividend income	$ 4,779,381
Interest income	2,129,636
Net depreciation in fair value of investments (Note 2)	(89,494,713)
Total investment loss	(82,585,696)

Contributions:
Employer	15,926,968
Employee	55,979,274
Employee rollovers	1,604,825
Total contributions	73,511,067

Total	(9,074,629)

DEDUCTIONS:
Benefit payments and withdrawals	39,446,738

Total deductions	39,446,738

Net decrease	(48,521,367)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	557,815,642
End of year	$509,294,275

The accompanying notes are an integral part of this statement.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002 AND 2001

1.                 PLAN DESCRIPTION

The following is a brief description of the ALLTEL Corporation 401(k) Plan (the "Plan"), and the administration thereof and is provided for general information purposes only. The plan document was amended and restated effective January 1, 2001. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

                    General

The Plan is a defined contribution employee benefit plan designed to assist employees in planning for retirement. The Plan covers substantially all non-bargaining employees of ALLTEL Corporation and its subsidiaries ("ALLTEL" or the "Company"). Employees who are (1) covered by a collective bargaining agreement, subject to certain limitations, (2) leased by the Company or (3) nonresident aliens with no U.S. income are not eligible to participate in the Plan.

Administration

The Plan is administered by ALLTEL (the "Administrator"). The trustee of the Plan is JP Morgan Chase Bank ("Chase" or the "Trustee"). Howard Johnson & Company, a subsidiary of Merrill Lynch & Company, Inc., is the record keeper for the Plan.

Plan Contributions

Each year, participants may contribute up to 25 percent of their pretax annual compensation, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the "IRS"), which was $11,000 in 2002. Employees considered "highly compensated", as defined in the Plan document, are currently limited to contributing up to 8 percent of their pretax annual compensation. Following the end of the Plan year, the Company will contribute in cash 1 percent of eligible Plan compensation to the account of every eligible participant. A participant will receive this non-elective employer contribution regardless of whether the participant has elected to defer any of his/her own compensation to the Plan. To qualify for the non-elective employer contribution, a participant must: (1) have worked at least 1,000 hours during the year for which the contribution is being made, (2) have completed one year of service (12 consecutive months during which at least 1,000 hours are worked) and (3) be employed by the Company on the last business day of the year. The non-elective employer contribution will also be made to the account of a participant who dies, becomes disabled or qualifies for normal or early retirement during the year.

Effective for Plan years beginning on and after January 1, 2002, eligible participants who have attained fifty (50) years of age prior to the end of the applicable Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (the "Code"). Such catch-up contributions are not eligible for the non-elective employer contribution or additional matching employer contributions.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

In addition to the 1 percent non-elective employer contribution, certain employees in the State of Kentucky covered by collective bargaining agreements receive a matching employer contribution. The amount of the matching contribution ranges from 66 to 75 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan. Participant contributions in excess of 6 percent receive no additional employer matching contribution. Employer matching contributions are funded bi-weekly in cash to the Plan by the Administrator.

In addition to the 1 percent non-elective employer contribution, employees of ALLTEL Information Services, Inc. ("AIS"), a wholly owned subsidiary of ALLTEL and its subsidiaries may receive a matching employer contribution. The amount of the match is determined each year by the Company. In 2002, the Company provided a basic employer matching contribution equal to 25 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan, plus an additional matching contribution of 12 percent on salary deferrals greater than 3 percent but less than 6 percent of eligible plan compensation. The non-elective employer contribution and the matching employer contribution for employees of AIS are funded annually in cash following the Plan's year-end.

The employer contributions are invested according to a participant's investment election. If no investment election has been made, the participant's portion of the non-elective employer contribution is invested in a short-term money market fund. The Plan as amended and restated allows for any eligible employee who was a participant in a plan qualified under Section 401 of the Code and who receives a cash distribution from such plan to make a rollover contribution to the Plan. Such rollover contributions are permitted provided the employee is entitled under Section 402 (c)(1) or Section 408 (d)(3)(A) of the Code to rollover a distribution to another qualified retirement plan.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer non-elective and matching contributions, if applicable, as well as the participant's share of the Plan's earnings and any related administrative expenses. Allocations of the Plan's earnings and administrative expenses, if applicable, are completed quarterly and are based upon participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting and Benefits

Participants immediately become fully vested in their employee contributions, non-elective and matching employer contributions and the accumulated earnings thereon. Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $5,000. The Plan's obligation for the undistributed net assets of former employees approximated $99,220,000 and $107,634,000 as of December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, the Plan had 24,364 and 21,834 participants with account balances, respectively.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

Benefit Payments

Participants or their beneficiaries, as applicable, are entitled to receive the balance of their Plan account when they retire at age 65 or later, if they become permanently disabled, upon death or upon separation from service with the Company. The Plan permits early retirement between ages 55 and 65 provided that required service levels have been met. If a participant's account balance exceeds $5,000, participants may elect to receive the distributions in a lump-sum payment, in installment payments, subject to certain limitations, or a combination of both. If a participant's account balance is equal to or less than $5,000, the account will be distributed in a lump-sum payment. Additionally, participants may withdraw funds from their Plan account, with the approval of the Administrator, for "hardship" reasons as defined by the IRS.

Plan Termination

While it has not expressed any intention to do so, the Administrator has the right to terminate the Plan. In the event that the Plan is terminated, each participant shall be entitled to receive the entire amount of his/her account balance in cash or in assets of the Plan as the Trustee shall determine. Participants in the Plan are entitled to certain rights and protection under the Employee Retirement Income Security Act of 1974 ("ERISA").

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements and supplementary schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities at the dates of the financial statements. The estimates and assumptions used in the accompanying financial statements are based upon the Administrator's evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investments

During 2002, participants directed their contributions among the following investment options and were allowed to change their investment elections subject to certain restrictions imposed by the funds and the Plan. Among the Plan's investment options are investment funds managed by Barclays Global Investors, N.A. ("BGI"), Fidelity Investments ("Fidelity"), T. Rowe Price Investments ("T. Rowe Price"), AIM Equity Funds, Inc. ("AIM"), and Vanguard Investments ("Vanguard"). Set forth below is a brief description of each investment option available to plan participants during 2002.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

A brief description of the nine investment funds managed by BGI is as follows:

Daily EAFE Equity Index Fund - This fund seeks long-term capital appreciation through investment in substantially the same common stocks that comprise the Morgan Stanley Capital International Europe, Australia and Far East "Free" Index (the "EAFE Index"), an index designed to measure the aggregate performance of the stock markets of Europe, Australia, New Zealand and the Far East.

Daily Equity Index Fund - This fund seeks long-term capital appreciation through investment in substantially the same common stocks that comprise the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), an index designed to measure the aggregate performance of the U.S. market for stocks of large capitalization.

U.S. Debt Index Fund - This fund seeks long-term capital appreciation through investment in obligations issued or guaranteed by the U.S. Government or its agencies, including mortgage-backed securities and investment grade obligations issued by domestic and certain foreign corporations with a remaining maturity exceeding one year. This fund attempts to duplicate the total return of the Lehman Brothers Aggregate Bond Index, an index designed to measure the aggregate performance of the U.S. market for investment-grade debt securities.

Money Market Fund - This fund seeks maximum current income while preserving capital through investment in money market instruments including U.S. Government and agency obligations, bank obligations including certificates of deposit, bankers' acceptances and time deposits, and short-term commercial debt instruments such as commercial paper, unsecured loan participations or variable rate demand notes and repurchase agreements.

LifePath Funds - These funds consist of the LifePath Income Fund, LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund and the LifePath 2040 Fund. Each fund contains a target investment date and seeks to provide a balance of short-term stability and long-term appreciation most appropriate for its target investment date. Each fund invests in various classes of domestic and foreign equity and debt securities and money market instruments. Generally, the funds with longer time horizons invest more heavily in equity securities, while funds with shorter time horizons invest in debt securities and money market instruments. When the LifePath Fund reaches its target investment date, it mergers with the LifePath Income Fund.

Following is a brief description of the three investment funds managed by Fidelity:

Equity Growth Fund - This fund seeks growth by investing primarily in stocks having potential for long-term capital appreciation.

Equity-Income Fund - This fund seeks reasonable income by investing in income-producing equity securities. The fund invests in common and preferred stocks and debt securities whose yields exceed the composite yield of the S&P 500 Index, have rising or above-average dividends or have potential for future dividend growth.

Magellan Fund - This fund seeks long-term capital appreciation through investment in common stocks and convertible securities of domestic, foreign and multinational companies.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

A brief description of the two investment funds managed by T. Rowe Price is as follows:

International Stock Fund - This fund seeks long-term capital appreciation through investment in stocks of companies operating outside of the United States.

Small Cap Fund - This fund seeks long-term capital appreciation through investment in a diversified group of stocks of small size companies that offer growth and value potential.

A brief description of the other investment options available to plan participants is as follows:

ALLTEL Corporation Common Stock Fund - Contributions to this fund are primarily used to purchase shares of ALLTEL common stock in the open market. This fund also holds a portion of its invested funds in a short-term money market fund or other such liquid investments as determined by the Trustee.

AIM Constellation Fund - This fund seeks capital appreciation by investing in small to medium size emerging growth companies.

Vanguard Explorer Fund - This fund seeks long-term capital appreciation through investment in a diversified group of small company stocks that offer above-average growth potential.

Any excess cash in the above investment funds is automatically invested daily by the Trustee into the JP Morgan Chase Cash Reserve Money Market Fund, a short-term investment fund. Assets of this money market fund consist mainly of corporate demand notes, commercial paper and short-term U.S. Government securities. The carrying value approximates fair value due to the short-term maturity of these investments.

Investments are stated at their fair value as determined by the Trustee. Securities traded on a national exchange are valued at their quoted market price on the last business day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

ALLTEL Corporation Common Stock	$(20,096,945)
Mutual investment funds	(69,397,768)
Total depreciation in fair value	$(89,494,713)

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

The following investments represented 5 percent or more of the Plan's net assets as of December 31:

	2002	2001
ALLTEL Corporation Common Stock, 1,865,456 and 1,873,045 shares, respectively	$ 95,138,256	$ 115,623,068

Fidelity Magellan Fund, 1,199,361 and 1,235,092 shares, respectively	94,701,576	128,721,332

Fidelity Equity-Income Fund, 1,491,242 and 1,463,622 shares, respectively	59,157,583	71,380,838

BGI Money Market Fund, 68,728,460 and 60,382,933 shares, respectively	68,728,460	60,382,933

BGI Daily Equity Index Fund, 2,235,321 and 2,220,963 shares, respectively	32,859,213	41,909,573

BGI U.S. Debt Index Fund, 2,139,250 shares	39,832,844	*

*           BGI U.S. Debt Index Fund did not represent 5 percent or more of the

             Plan's net assets at December 31, 2001.

Plan Expenses

As outlined in the Plan document, expenses related to the Plan's operations are paid from the Plan's assets unless ALLTEL elects to pay these expenses. ALLTEL paid substantially all of the administrative expenses related to the Plan in 2002.

3.                 EMPLOYER CONTRIBUTIONS RECEIVABLE

Contributions in the amount of $15,815,987 due to the Plan from the Company had not been funded or allocated among the Plan's funds as of December 31, 2002. The employer contributions receivable were funded by the Company on March 31, 2003 and allocated among the Plan's investment funds, according to participant elections, during April 2003.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

4.                 PARTICIPANT LOANS

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000. Such loans are allowed only for specific purposes and must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant's employment terminates with an outstanding loan, the entire loan must be repaid in full within the time prescribed by the IRS. If the loan is not repaid on time, the unpaid portion will be considered taxable income to the individual. Loans are secured by the balance in the participant's account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2002 ranged from 2.75 percent to 11.50 percent.

5.                 PLAN AMENDMENTS

During 2002, the Plan was amended to provide for matching employer contributions for certain employees covered by collective bargaining agreements in the State of Kentucky who transferred employment to ALLTEL during 2002 and became participants in the Plan. Also, in 2002, the Plan was amended to clarify that the merger of the Aliant Communications Inc. 401(k) Savings and Stock Ownership Plan into the Plan was effective for the Plan year ending December 31, 2001.

During 2002, the Plan was further amended to provide for catch-up contributions for eligible participants who have attained fifty (50) years of age prior to the end of the applicable Plan year. The catch-up contributions are subject to the limitations of Section 414(v) of the Code and are not eligible for determining non-elective or matching employer contributions. The Plan was also amended to provide for eligibility and vesting under the Plan to former employees of Euronet USA, Inc., EFT Network Services, LLC, Accenture LLP, Accucomm Telecommunications Inc., CenturyTel, Inc., Verizon South Inc. and Harris Trust and Savings Bank who became participants of the Plan during 2002.

6.                 TAX STATUS

The Plan has received a favorable determination letter from the IRS dated August 30, 2002, which states that the Plan, as restated January 1, 2001, is "qualified" for the purposes of Section 401(a) of the Code. The Plan has been amended since receiving the determination letter. The Administrator believes that the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date. Employer contributions and income of the Plan are not taxable to the participants until withdrawals or distributions are made.

7.                 RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Chase. Since Chase is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan also invests in ALLTEL's common stock. These transactions also qualify as party-in-interest transactions.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

8.                 RECONCILIATION TO FORM 5500

As of December 31, 2002 and 2001, the Plan had pending distributions to participants who elected to withdraw from the Plan of $1,037,334 and $1,315,039, respectively. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company for the year ended December 31, 2002:

			Net Assets Available for Benefits
	Benefits Payable	Distributions to Participants	2002	2001
Per financial statements	$ -	$39,446,738	$509,294,275	$557,815,642
Accrued benefits payable	1,037,334	1,037,334	(1,037,334)	(1,315,039)
Reversal of prior year
benefit payments accrual	-	(1,315,039)	-	-
Per Form 5500	$1,037,334	$39,169,033	$508,256,941	$556,500,603

9.                 SUBSEQUENT EVENT - SALE OF FINANCIAL SERVICES BUSINESS

On April 1, 2003, ALLTEL completed the sale of the financial services division of its information services subsidiary, AIS, to Fidelity National Financial Inc. ("Fidelity National") for $1.05 billion received as $775.0 million in cash and $275.0 million in Fidelity National common stock. Approximately 5,500 employees of the Company and participants of the Plan transitioned to Fidelity National as part of the transaction. The Plan's obligation for the undistributed net assets of AIS employees approximated $210,236,000 as of December 31, 2002.

Schedule I

ALLTEL CORPORATION 401(k) PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2002

Identity of Issuer, Borrower,	Number of
Lessor or Similar Party	Units/Shares	Historical Cost	Fair Value
Mutual Investment Funds Managed by
Barclays Global Investors, N.A.:
Daily EAFE Equity Index Fund	801,823	$ 11,048,715	$ 8,314,905
Daily Equity Index Fund	2,235,321	39,339,260	32,859,213
U.S. Debt Index Fund	2,139,250	35,360,032	39,832,844
LifePath Income Fund	261,645	3,707,950	3,725,822
LifePath 2010 Fund	481,487	7,086,591	6,971,937
LifePath 2020 Fund	1,162,270	15,637,290	16,376,386
LifePath 2030 Fund	635,289	10,238,970	8,798,753
LifePath 2040 Fund	631,065	10,835,429	8,557,248
		133,254,237	125,437,108
Mutual Investment Funds Managed by
Fidelity Investments:
Equity-Growth Fund	218,748	9,973,312	7,332,426
Equity-Income Fund	1,491,242	72,226,636	59,157,583
Magellan Fund	1,199,361	126,093,978	94,701,576
		208,293,926	161,191,585
Mutual Investment Funds Managed by
T. Rowe Price Investments:
International Stock Fund	353,797	3,322,226	3,141,719
Small Cap Fund	661,894	16,115,421	14,230,720
		19,437,647	17,372,439
Other Mutual Investment Funds:
AIM Equity Funds, Inc. Constellation Fund	263,618	5,598,245	4,383,964
Vanguard Explorer Fund	92,906	4,552,555	3,923,421
		10,150,800	8,307,385
Total Mutual Investment Funds		371,136,610	312,308,517

Money Market Funds:
Barclays Global Investors, N.A.
Money Market Fund	68,728,460	68,728,460	68,728,460
* JP Morgan Chase Cash Reserve
Money Market Fund	1,336,143	1,336,143	1,336,143
Total Money Market Funds		70,064,603	70,064,603

Other Investments:
* ALLTEL Corporation Common Stock	1,865,456	104,285,693	95,138,256
* Participant Loans with interest rates
ranging from 2.75 percent to 11.50 percent	-	-	14,927,091
Total Investments		$ 545,486,906	$ 492,438,467

* Indicates a party-in-interest.

The accompanying notes are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the ALLTEL Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLTEL Corporation 401(k) Plan

By: /s/ Jeffery R. Gardner
Jeffery R. Gardner
Executive Vice President - Chief Financial Officer
ALLTEL Corporation
June 26, 2003

ALLTEL Corporation 401(k) Plan
Form 11-K
Index of Exhibits

Exhibit No.	Description of Exhibits

(23)	Consent of PricewaterhouseCoopers LLP.

(99)(a)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99)(b)	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.